Exhibit 99.2

Galloway Capital Partners, LLC

September 11, 2023

Harry Vafias, Chairman and Chief Executive Officer

Imperial Petroleum, Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Dear Mr. Vafias:

As you know, Galloway Capital Partners, LLC (“GCP”) together with our affiliates recently sent you a letter and filed a 13D with the U.S. Securities & Exchange Commission. Since this filing I have received a number of inquiries from shareholders who are equally dismayed at the recent actions taken by Imperial Petroleum, Inc. (the “Company”) and the breach of fiduciary duty of its Board of Directors.

We are stunned at the recent announcement that the Company has approved a Share Repurchase Program and the acquisition of two additional vessels from affiliates of the CEO. The press release states in pertinent:

“ATHENS, Greece, Sept. 07, 2023 (GLOBE NEWSWIRE) -- IMPERIAL PETROLEUM INC. (Nasdaq: IMPP) (the “Company”) today announced that its Board of Directors has approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company's common stock. Shares may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

The Company also announced that it has entered into an agreement to acquire two tanker vessels, the aframax tanker Stealth Haralambos, built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 163,716 dwt. The aggregate purchase price for these acquisitions is $71 million. Both vessels will be delivered on a charter-free basis by the end of January 2024. The Company expects to finance the purchase price with cash-on-hand. The transaction with affiliates of the Vafias family, was approved by the Company’s audit committee comprised of independent directors.”

The announced re-purchase of $10 million of stock from time-to-time is not sufficient. The Company should immediately tender for the 8.5 million shares it recently sold at $2, as well as the warrants.

Secondly, engaging in additional transactions with affiliates of the CEO reeks of self-dealing at the expense of the shareholders. In our opinion as well as that of the numerous shareholders who have contacted me and my attorney, these transactions, the decline in the share price due to the actions taken by the Board are being pursued to enrich you, your family and your affiliates at the expense of shareholders and investors.

The Company has offered no explanation as to why they closed a hyper-dilutive financing which was below the share price at the time of the Offering, at a significant discount to the Company’s asset value and all this when the Company had $100 million in cash and no debt. This transaction has significantly damaged shareholders who have endured a decline in share price by 99%.

Said it simple terms, you and your affiliates are personally benefitting from the decline in share price as a means to acquire a greater ownership of the Company. This is done to the detriment of all the shareholders of the Company.

In addition, we would like to recommend two candidates to be selected by us to be appointed to the Company’s Board of Directors. These individuals will have strong public board and capital markets experience and will actively assist in working with the Board and its advisors to create shareholder value.

I have attempted to reach you on several occasions without any success or even the courtesy of a response. It’s imperative that we speak as soon as possible to discuss a strategy to revitalize the share price and increase shareholder value.

We continue to remind you that the Board of Directors and management have a fiduciary duty to all shareholders and obligation to restore and rebuild shareholder value. We urge you to act in a manner consistent with your fiduciary responsibilities to all of the Company’s shareholders.

I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer

cc: John Kostoyannis, Director

      George Xiradakis, Director